

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

VIA US MAIL AND FAX (415) 357-7491

Mr. Murray Demo
Chief Financial Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

> **Re: Dolby Laboratories, Inc.**
> **Form 10-K for the Fiscal Year ended September 24, 2010**
> **Filed November 22, 2010**
> **File No. 001-32431**

Dear Mr. Demo:

We have reviewed your response letter dated March 29, 2011 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 24, 2010

4.Fair Value Measurements, page 79

1. We note your response to comment two from our letter dated March 15, 2011. In your response, you referred to pricing models used by your primary pricing service which you compare with the investment portfolio balance reflected in monthly reports by your investment managers. Please expand your disclosure to describe the nature of the pricing models (i.e, proprietary) used by your primary pricing service and how they compare with the models or techniques used by your investment managers in order to generate their monthly reports. Additionally, tell us if inputs utilized are adjusted under certain circumstances. To the extent that valuation techniques and certain inputs differ for, or only apply to, certain classes of Level 2 securities, please clarify as well. Please provide us with the proposed disclosures that you will include in future filings to address this comment or tell us why such disclosures are not required.

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Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director